INVEST IN **SELFMADE**

Leading beauty and wellness in psychodermatology


FUNDRAISING DECK - CONFIDENTIAL
JUNE 2023
We are the first to translate psychodermatology science into everyday personal care products made to improve mental wellbeing
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selfmade

beselfmade.co Occidental CA

Highlights

1. Validated with six-figure soft launch before public launch in June 2023
2. 144% revenue growth ('22 to '23)
3. 83% cost margin; 30% return customer rate.
4. Notable investors from REVOLVE, the Obama White House, and the NFL.
5. Mintel 2023 Breakout Innovation + Well+Good Changemakers 2023 alongside $40MM revenue Supergoop.
6. Founding team of serial entrepreneurs from MAC, Vimeo, and Apple.

LEAD INVESTOR



Dr. Robert Bianchini

Selfmade is a lifestyle brand centered on emotional health and wellbeing. Using carefully selected ingredients we are providing great looking skin and improving overall health by modulating emotional triggers such as stress and anxiety. Combing our products with targeted support messages and relaxation techniques, we are able to the lower cortisol levels in your body that can lead to skin imperfections including acne, redness and premature aging. As a skincare expert with over 30 years of experience, these products are designed for all skin types, have beautiful textures and clinically tested at FDA approved labs. This brand is a real game changer for patients with skin imperfections. Our initial 4 products have been commercialized and are getting rave reviews. Our request for funding is to continue our mission, conduct large scale clinical studies on Atopic Dermatitis and Acne, launch additional products in the personal care and nutrition space and leverage A.I. to target and engage the community.

Invested $25,000 this round & $125,000 previously

Our Team



Stephanie Lee Founder + CEO



Ran initiatives for Michelle Obama, co-created multimillion dollar products at MAC Cosmetics and rebuilt my life after a mental health crisis to realize a personal accomplishment of traveling the globe by myself.



Jia Weedon Co-founder + CTO

Created and scaled infrastructure, backend, frontend, frameworks and apps for $100MM brands. This is her opportunity to craft the technology she has always wanted in the world.



Melinda Hershon Chief Operations Officer

Launched Apple Watch across 200K stores and responsible for Nike freestanding store expansion.



Dan Garraway Chief Strategy Officer

Co-founded, built and sold AI driven interactive video technology company to Vimeo (Nasdaq: $VMEO) in 2021. Dan left his executive role at Vimeo and joined selfmade full time in March 2023 because he is all in on this mission.



Alexa Hampton Co-founder + Finance Advisor

Controller and operations leader of $450M under management at Correlation Ventures across CPG, tech and health. Co-founder of selfmade to give her kids the tools she didn't have.

Pitch

Why we're doing a community round?

The pursuit of self worth is not a solo game, it's a call to engage with humanity. selfmade has never been about one person or the founder, it's been about all of us. It is impossible to live well without the ability to create relationships with ourselves and each other. selfmade has been ideologically grassroots and community powered from the moment of conception. Without our community of family, friends, neighbors, teammates and everyone who has joined in to help build selfmade these past two years - the impact we are set up for would not be possible.

Born in the pandemic, we started as a scrappy group of friendly strangers all called to a mission to figure out a better way to take care of ourselves. Ways that are personal and rooted in more credible mental health sciences that haven't existed before. As the pandemic fear grew and we went into lock down, we became a community leaning on each other to turn an idea (or several) into action. These folks worked without pay and as a second job for more than a year until we were able to get our initial funding because of the fundamental mission of improving our quality of life with emotional wellbeing for all.

In a world where both emotional wellbeing and investing for communities of color are systemically left out of the conversation, we know that the next generation is only getting more diverse racially, ethnically and ideologically. Together, we are building selfmade to take this crisis head-on by rooting credible science and research in our intimate, everyday moments. That's why we are inviting you to build it with us as an investor. Join us in emotional wellbeing for all.

A BEHAVIORAL HEALTH COMPANY


FUNDRAISING DECK
JUNE 2023
We are the *first* to translate psychodermatology science into *everyday* personal care products made to *improve* mental wellbeing
selfmade
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selfmade

**We are the first to our knowledge, there could be others in theory.*

Founded in 2020, selfmade is the only emotional wellbeing brand creating next generation psychodermatology skin essentials and practices that power personal transformation from the inside out. selfmade is on a mission to change the way we take care.

Plant and fungi-powered, our research shows what is healthy for your mind is healthy for your skin. That's why we develop our multi-purpose products with our Research Board and our community: to bridge the gap between physical care and emotional intelligence.

Our products are developed by a Research Board consisting of beauty industry leaders, practicing in-the-field psychologists and veteran dermatologists alongside our Junior Advisory Board of Gen-Z who actively co-develop, evaluate and drive the brand and product philosophy.


FUNDRAISING DECK
JUNE 2023
LEADERSHIP
STEPHANIE LEE, CEO + FOUNDER
• Creating, leading and delivering the brand
• Global Product Development for MAC Cosmetics, Estée Lauder's largest brand by revenue
• From field organizer on the Obama 2008 campaign to delivering White House initiatives for Michelle Obama
ESTĒE LAUDER
JIA WEEDON, CTO + CO-FOUNDER
• Crafting and delivering our behavioral technology to the web and the world
• Created and scaled infrastructure, backend, frontend, frameworks and apps for $100M brands
Sports Illustrated
FASHIONISTA


DAN GARRAWAY, BUSINESS DEVELOPMENT
• Translating our research, technology and products into a transformative and sustainable business
• Dan co-founded AI interactive video technology WIREWAX, sold to Nasdaq listed Vimeo in 2021
vimeo
WIREWAX
MELINDA HERSHON, GROWTH + OPERATIONS
• Operationalizing our commercial and retail machine to drive sales growth and execute at scale
• 15yrs in tech, retail and analytics who launched Apple Watch to 200,000 stores and led Nike store initiatives
GAP
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selfmade

Our CEO + founder, Stephanie Lee experienced a mental health crisis at the pinnacle of their professional career as a global product developer at MAC Cosmetics, the #1 global prestige beauty brand at the time. This crisis exposed the detrimental friction between the relationship of beauty and our collective feeling of self-worth. This was also at a time where mental health tools, conversations and resources were largely accessible and unrelatable.

She is joined by an expert team from the beauty, tech, and consumer goods worlds to translate the nascent medical discipline into this unique, first-to-market product category which has been cited by Prescient & Strategic as a $115BN new market segment by 2030.


FUNDRAISING DECK
JUNE 2023
Problem:
New habits don't stick long enough to relieve stress
.01
2 MONTHS to KEEP a new habit
.02
MENTAL HEALTH APPS
LOSE 97% of users just after 30 DAYS
.03
All existing solutions require FRICTION-FULL MANUAL STACKING
95% of behaviors are habitual which means only 5% of decisions are consciously chosen
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Working on our mental health and seeking new products to improve how we feel has become more popular than it's ever been. Tools like therapy, medications, meditations, apps and support groups, etc. have been around for decades and with the progress of technology, communication and capital markets - it's become a massive market.

Yet prior to the pandemic, mental health solutions were ineffective at a mass scale and for the individual it takes more than two months to create new habits to acquire skills to regulate emotions. People are craving major changes in their lives to improve their mental health, but often struggle with the work involved in making consistent changes to their habits.

COVID-19 only accelerated the consequences for having ineffective, inaccessible,

non-translatable resources. Just because teletherapy, mental health apps and other intervention tools are more accessible does not mean that it is effective enough to make an impact on how someone feels or learns to manage their stress.

In fact, mental health apps lose 97% of their users after just 30 days! People want to make a change for the better, but their attempts at forming new habits don't stick long enough in order to see results and relieve stress.



FUNDRAISING DECK
JUNE 2023
PSYCHODERMATOLOGY SCIENCE 101
.01
DERMATOLOGY
PSYCHIATRY
Hybrid medical discipline
Emerged in 2010 addressing the interaction between mind and skin
.02
EMBRYO
SKIN CELLS
NEURONS
Skin + brain connection
Nervous system + epidermis originate from the same exact embryonic layer: the ectoderm
.03
CORTISOL RELEASE
INCREASES SEBUM = ACNE
STRESS + ANXIETY
Stress triggers dysfunction
Chronic stress and anxiety activates cortisol flooding that erodes mind and skin
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selfmade

We are in a world that dissociates our mind from our bodies.

1. Mindlessly doom-scrolling on social media
2. Imposing restrictions on reproductive justice
3. Our medical system is divided and specialized (i.e. hand doctor, foot doctor, heart doctor)
4. Beauty and wellness marketing

Marketing has told us for so long, "when you look good, you feel good". But from our data, we know that those who have a higher feeling of self-worth are 6xs more likely to feel beautiful. Not the other way around. And anything that affects how you see yourself and show up in the world affects your mental health.

Psychodermatology is a medical discipline that studies one of the oldest relationships that starts from the beginning of our human existence. Our skin and our nervous system/brain actually come from the same exact layer when we are embryos called the ectoderm. This means they are inextricably linked and you cannot divide them, no matter how hard you may try, and they mirror each other. What happens on our skin can give us a window into what is happening in our emotional worlds as early detection.

According to medical researcher A.Z. Reznick, stress is not just a passing feeling, but a cycle with distinct stages that begins with an external event disrupting our natural state of rest, and ideally ends with a sense of security from successfully

facing the danger. When we have a response to a stressful situation, our body is flooded with cortisol, and sustained stress can erode our bodies and mind, throwing it into dysfunction. This dysfunction within our bodies often manifests as skin dysfunction in the form of acne, dryness, inflammation, etc.



FUNDRAISING DECK
JUNE 2023
Solution:
Use psychodermatology to *habit stack* onto your skincare routine for stress relief
EXISTING PHYSICAL HABIT
Skin Care
Avg. 30 – 45 min routine everyday
Stress-Resisting Ingredients
Plant + fungi powered
STACKING LINK
Psychodermatology
Bridges mental health to physical health, address root cause of dysfunction
95% of behaviors are habitual
NEW MENTAL HABIT
Emotional Care
Stop the stress cycle, start emotional regulation
Psychology of Self Care
Self-awareness calms nervous system
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selfmade

Like an onion with many layers, selfmade is Infused with behavioral and social-emotional concepts that have been researched and proven to lead to healthier decision-making.

Habit stacking and incremental improvements are critical to success. "Habit stacking is a really effective strategy for building new habits because it builds off of the existing neural networks in our brains," explains Melissa Ming Foynes, PhD, licensed psychologist, "When you identify a daily action or habit you already engage in, add [a new habit or make a change] before or after the existing habit. Rather than strengthening an entirely new neural network, you're capitalizing on a structure and cycle that already exists in your brain."

Selfmade uses psychodermatology to attach new habits to routines that already exist: skin care. The average GenZ person averages 30-45 minutes participating in skin care routines everyday. If we habit stack and incorporate emotional care into this existing self-care routine, we effectively link emotional wellbeing and physical wellbeing, with less lift and time commitment than if we were to create a new, separate habit.

FUNDRAISING DECK
JUNE 2023
OUR PRODUCTS
Developed with our Research Board of mental health, beauty and skin experts, and our Junior Advisory Board Gen Z community members
Secure Attachment Comfort Serum+
4.9
2022 VOGUE Best Serums BARRIER
True Grit Resilience Scrub
4.5
2023 InStyle Best Bath BODY SCRUB
2022 BYRDIE Eco Beauty Awards BODY WASH
Self Disclosure Intimacy Serum
4.7
2023 COSMOPOLITAN Best Lube Awards MULTIFUNCTIONAL
Corrective Experience Comfort Cream
4.8
2023 NBC NEWS Wellness Awards BEST MOISTURIZER
2023 MINTEL Best In Class Innovation
Rumination Recovery Balm
COMING APRIL 2024



For true bonding and healthy boundaries
2-in-1 hydrating serum + primer for barrier repair and to battle environmental and internal stressors.
For tackling obstacles and bouncing back
Everyday, gentle chemical and physical exfoliator to remind you that healthy frictions leads to a growth mindset.
For self touch and deep connection
Oil serum to nourish the senses, ease discomfort and support frictionless self-exploration.
For challenging expectations & creating change
For face and body, this skin softening and moisture barrier protection cream decreases stress levels in itchy, rough skin and banishes dehydration.
To ease tiring patterns and let go of tension
Transformative balm made to release muscle tension to ease the cycle of fatigue and nourishes resilient skin.
★★★★★ "Unique Experience... I've actually taken the time to reflect on my own self care and mental health when using this product."
CATALINA C. — VERIFIED PURCHASE
★★★★★ "From so many years of shaving my underarms without properly caring for them, this is the perfect product to help soothe my itchy, inflamed pores!"
KAREN — VERIFIED PURCHASE
★★★★★ "I thought "Intimacy Serum" had one meaning, but I started using it on my legs and it's better than any moisturizer I've used."
S. — VERIFIED PURCHASE
★★★★★ "I originally bought it as a face moisturizer but I use it all over and the texture makes me slow down and really enjoy the moment."
M. — VERIFIED PURCHASE
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selfmade

Our products were developed with our Research Board, composed of mental health, beauty & skin experts, and alongside our Gen Z community members in the Junior Advisory Board. While in the boot-strapped phase we've successfully launched four award-winning products.

We created an intersectional ingredient platform that centers the skin and mind axis:

-Mood Hacking Actives: High-performing + sustainable ingredients that work with your skin and nervous system

- 1% Cortinhib GTM Proven to reduce the effect of skin stress by inducing beta-endorphin production and reducing cortisol levels (tested in saliva).
- Extended Released Hyaluronic Acid + Niacinamide: Microspheres of encapsulated ingredients for advanced adhesion and long lasting effect.

-Adaptogens: The active ingredient in herbs + fungi that can power our ability to resist stress + maintain homeostasis

- Schisandra Berry: Adaptogen shown to help the body resist stress and is effective in managing changes in serotonin and adrenaline.
- Tulsi Holy Basil: Has anti-anxiety and antidepressant properties that can counter metabolic and psychological stress.

-Phytotherapy: Evidence-based plant medicine and superfoods to treat and maintain healthy and balance

- Copaiba Balsam: This cannabinoid can restore the immune and central nervous system to balance for anxiety and pain relief.
- Arnica Montana Flower: Helps to calm and soothe skin and used for centuries for pain, bruising and muscle aches.

FUNDRAISING DECK JUNE 2023

	Uses/Replaces	Psychology Profile	Cortisol Trigger	Physiological Stress	Ingredient Platform
Secure Attachment Comfort Serum+	• Barrier Serum • Makeup Primer	Healthy self-awareness to care for our own needs and approach relationships with a sense of safety and comfort	• Insecure attachments/low sense of self = anxiety • Pre-occupation/fear of unmet needs	• Moisture loss • Weakened barrier strength • Dehydration/dullness • Redness and sensitivity	1% Cortinib G: beta endorphin production Hyaluronic Acid 5 Marine Algae Extract Squalane
True Grit Resilience Scrub	• Scalp Scrub • Face Exfoliator • Body Polish	An inner strength that allows us to push through obstacles, bounce back and adapt to the events of life	• Friction = increased stress response to fight or freeze • Needed for healthy growth	• Flakey skin, dry scalp • Over active sebum • Build up, clogged pores • Itching and irritation	Sustainable Bamboo Grit 10 Fruit AHAs Holy Basil: adaptogen Vitamin C
Self Disclosure Intimacy Serum	• Chafing Balm • Pleasure/Massage Oil • Scalp/Skin/Cuticle Oil	Process of revealing personal, intimate information about oneself to others. A key aspect of developing intimacy	• Intimacy = fear • Cortisol release = no vulnerability = no feeling	• Moisture loss from friction • Pre/post sex discomfort • Skin chafing or razor	Copaiba Balsam: alternative cannabinoid Arnica Flower: plant medicine Safflower Oil

			pleasure		Schiandra Berry: adaptogen
Corrective Experience Comfort Cream	• Face Cream • Body Lotion • Body Primer	Healing experiences that lead to challenging old, limiting narratives and adopt new perspectives	• Hyperactive state = chronic cortisol inflammation • No downtime to heal	• Itchy, rough, over-reactive skin like keratosis pilaris, eczema, hives • Dry and cracked skin	Encapsulated Hyaluronic Acid + Niacinimide 1% Cortinib G: beta endorphin production Hemisqualane 5 Marine Algae Extract
Rumination Recovery Balm	• Muscle Cream • Body Balm	Constant overthinking of a situation, event, or idea that can become all-consuming and disrupt rational thinking	• Anxiety spirals = cortisol level spiking • Muscles are tense or holding to react to threat	• Muscle tension and knots • Muscle + joint pain • TMJ	Turmeric Root Stem Cells Chaga + Agarikon Fungi: adaptogen Capsicum + Menthol Arnica Flower

selfmade

One of the first steps to self-awareness is expanding our emotional vocabulary which is why each product embodies a tried and true human psychological concept: attachment, resilience and intimacy.

Our product lines revolve around Attachment, Resilience and Intimacy rather than acne, anti aging, or hydration. This is an important paradigm shift from what is "wrong" with our skin to, "what we want to nurture for ourselves and bodies?"


FUNDRAISING DECK
JUNE 2023
selfmade is leading a generationally defining category
1ST GLOBAL MENTAL HEALTH CRISIS
2ND GLOBAL MENTAL HEALTH CRISIS
3RD GLOBAL MENTAL HEALTH CRISIS
The Great Depression
Boomers Come of Age
Ushers in the golden age of capitalism; population boom + economic growth
Flawless faces, plastic surgery + the rise of the supermodel
The Great Recession
Millennials Come of Age
The hustle economy, social media + e-commerce/DTC
Lifestyle culture, "clean eating", millenial pink + athleisure rises
The Great Pandemic
Gen Z Comes of Age
Anti-establishment, social justice, pro-transparency + authenticity
Inner + outer wellness, sustainability, self-care economy
CLINICAL SKINCARE
$1.7T¹
2030
CLEAN BEAUTY
$75.4B²
2030
PSYCHODERMATOLOGY
115.2B³
2030
selfmade
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This is not a trend, this is a movement. We are leading a new beauty-industry category with a TAM of 115.2B by 2030. As Gen Z comes of age, they will continue to grow as spenders who prioritize inner and outer wellness, sustainability, and the self-care economy.


FUNDRAISING DECK
JUNE 2023
Gen Z is coming of age, their definition of selfmade is not billionaire BS
$360B GLOBAL SPEND
50%
say they're experiencing anxiety "all the time"
70%
anxious due to "unrealistic beauty standards"
8 OUT OF 10
psychologists who treat anxiety disorders said they have seen an increase since the pandemic
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selfmade

The next generation consumer products will be driven by the pursuit of mental wellness.

The **Ogilvy's 2022 Gen-Z and Mental Health Report** cited survey results with 70% of Gen-Zers saying their mental health needs the most attention or improvement with the **#1 method for care being 'self-care'.** 49% say they want to do therapy, which is accessibly expensive for the majority at an average $150 / per session.

This is why, with each product sale we re-invest 4% into our Emotional Wellbeing research, development and programming to close the self-worth gap. This goes towards our annual The State of Emotional Wellbeing 2023 Report (read **here**), monthly mental health programming, the Gen Z Junior Advisory Board leadership management and development, and the development of the digital emotional wellbeing platform to make science and behavior change more accessible and fun.



The world is taking notice of our work! We are currently the psychodermatology leader, and have award recognition from beauty industry-leaders publications such as Vogue, Cosmopolitan, and Byrdie.





30% Return Customer Rate
276+ Tracked Press Coverage
-5
($3.2M)
2023
2024
2025
2026
2027
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selfmade

Forward-looking projections cannot be guaranteed.

Since launching in 2020 and creating an entirely new beauty category, we've seen excellent traction! We currently have 144% YoY revenue growth with 83% cost margins. Our repeat customer rate is 30% compared to the industry average of 21.8%, and we've received 4 industry awards.

Through completing product development and meeting demand for retail expansion, we plan to reach $118.4M in revenue by 2027 (not guaranteed).

ADVISORS
DR. ROBERT BIANCHINI, PHD
JOHNSON & JOHNSON / COLGATE PALMOLIVE / MERCK / RODAN + FIELDS
Research and development expert with stress and skin, Clinical Advisor & selfmade's first investor
DR. JESHANA JOHNSON, PHD
PRIVATE PRACTICE + THE INTIMACY SEMINARS
Intimacy + Sexual Wellbeing Psychologist, and Trauma Conscious Psychosomatic Practitioner
DR. BYRON YOUNG, MD
CITY OF NEW YORK / COUNTY OF LA / UNIV OF COLUMBIA / GOOGLE
Child, Adolescent and Adult Psychologist developing new formats for therapeutic exploration with under served communities
ALEXA HAMPTON
CORRELATION VENTURES / POSTPARTUM HEALTH ALLIANCE
Controller and operations leader fund portfolio of $450M across CPG, tech and health.
ROBYN WATKINS
CEO • FOUNDER OF HOLISTIC BEAUTY GROUP
Beauty Innovation partner. Has worked with brands such as Pattern Beauty, Youth to the People, Smashbox
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INVESTORS
JUNE 2023
DEESHA DYER
Former Obama White House Social Secretary
CALAIS CAMPBELL
Baltimore Ravens, Top 50 NFL Athlete
JOHNNIE YU
Gen-Z Investor Listen Venture, 'Building The Brands Of Tomorrow'
LACEY HENDERSON
Team USA Paralympian + Performance Psychology Consultant
DENIS STRIEFF
CFO, TWBA Worldwide
MIKE CONTI
General Manager, Solabia, USA
MICHAEL MENTE
CEO of $1.78BN REVOLVE
NANCY ANN DEPARLE
Deputy Chief Of Policy For President Obama, Chief Architect Of The Affordable Care Act, CVS Health Director
SEMONTI STEPHENS
Apple Health, Former Press Secretary for Michelle Obama
SARAH PLIMPTON LIEBOWITZ
CEO, Sustainable Botanicals Intl
CAROLINE ZENKEL
Junior Advisory Board Member + Gen-Z Investor
selfmade

We're supported with deep industry expertise from advisors across dermatology, psychological practice, technology and beauty industry. Together they are compelled to change the way we take care and support gen-z in making this brand for them.

Our current investors – not including you ;) – include the CEO of multi-billion dollar retailer REVOLVE, NFL and Paralympic athletes, and the team from the Obama White House.

It's no secret that there is a funding crisis for women and BIPOC. Last year, U.S. startups with all-women teams received 1.9% (or around $4.5 billion, drop from 2.4% in 2021) out of around the $238.3 billion in venture capital allocated, according to the latest PitchBook data. While we are bootstrapped, within the venture capital industry only 5-16% of those positions are held by women, 1% of Black women and 2% of Hispanic. By centering mental health, Gen Z and BIPOC - selfmade is built differently. Our initial angel investors are 70% Gen Z and Millennial, while the average age is typically 57 years old. Over 75% of angel investors are white and male vs. nearly 2/3s of selfmade investors are female identifying and 1/3 are BIPOC. Rather than adding few chairs for BIPOC and women at someone else's table, we are building a radically different table.

women at someone else's table, we are building a radically different table together.

	TYPICAL INVESTORS	OUR INVESTORS
AGE	92% are 41 years old and older. Average is 57.6 years old	70% are Gen Z and Millennials
GENDER	78% are male	57% are female identifying
ETHNICITY	88% are white/caucasian	1/3 are Black, Indigenous, people of color
CHECK	Average check is $25,000. First check written at 48 years old	Average check is $29,378. Range from $10K – 150K

Source: Angel Capital Association

Before we launched, we recruited a small and mighty community of Gen Z leaders across the US that formed our first Junior Advisory Board (JAB) who we gathered data, research, and conversations with to influence how the brand showed up in the world for our stakeholder. This included packaging, tone of voice, to what topics and issues they were facing that time. This small community became a year-long board seat around intimate relationships to each other and selfmade, all united in as mental health advocates and beauty enthusiasts. I'm proud to say there have been 3 cohorts and a total of 60 JAB leaders to date building selfmade with us.



social wellbeing
3
Set industry standard for psychodermatology market
• Grow body of research supporting emotion wellbeing data
• Initiate JAB fellowships + programming
Retail, Merchandising, Community Engagement
People
25%
Customer Care, Creative, Admin
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The maximum target on Wefunder is $1.235M.

We are raising $500k to capitalize on our first-to-category advantage and deliver the growth we now know we are capable of building with our products and experiences.

With this raise, we will create new products and expand current categories, deliver a production release of Habit Stacking Technology to connect our physical product to a digital experience, and invest in our body of research to solidify psychodermatology as the new beauty category.



FUNDRAISING DECK
JUNE 2023
Together, we are changing the way we take care.
JOIN US
PAGE 15
selfmade

Downloads



selfmade - brand anthem

Emotional Wellbeing Report 2023.pdf